                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                Schedule 13D/A

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 27)


                            Sterling Software, Inc.
                               (Name of Issuer)


                    Common Stock, par value $0.10 per share
                        (Title of Class of Securities)


                                  859547-10-1
                                (CUSIP Number)


                                Robert L. Estep
                          Jones, Day, Reavis & Pogue
                           2300 Trammell Crow Center
                               2001 Ross Avenue
                             Dallas, Texas  75201
                                (214) 220-3939
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                April 30, 1997
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].




                         (Continued on following pages)

                              (Page 1 of 32 Pages)

CUSIP NO. 859547-10-1            13D/A                        Page 2 of 32 Pages

===============================================================================
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Sam Wyly  ###-##-####
-------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                        (b) [_]
-------------------------------------------------------------------------------
 3      SEC USE ONLY
-------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

        BK, OO, WC
-------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                       [_]
-------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-------------------------------------------------------------------------------
    NUMBER OF   7      SOLE VOTING POWER
     SHARES
  BENEFICIALLY         499,179
    OWNED BY   ---------------------------------------------------------------
      EACH      8      SHARED VOTING POWER
   REPORTING
  PERSON WITH          300,000
               ---------------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       2,299,179
               ---------------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       300,000
-------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        2,599,179
-------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                             [_]
-------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.4%
-------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

        IN
================================================================================


                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 859547-10-1            13D/A                        Page 3 of 32 Pages

===============================================================================
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Charles J. Wyly, Jr.  ###-##-####
-------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                        (b) [_]
-------------------------------------------------------------------------------
 3      SEC USE ONLY
-------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

        BK, OO, WC
-------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                       [_]
-------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
-------------------------------------------------------------------------------
    NUMBER OF   7      SOLE VOTING POWER
     SHARES
  BENEFICIALLY         700,833
    OWNED BY   ---------------------------------------------------------------
      EACH      8      SHARED VOTING POWER
   REPORTING
  PERSON WITH          300,000
               ---------------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       1,600,833
               ---------------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       300,000
-------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,900,833
-------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                             [_]
-------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        4.8%
-------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

        IN
================================================================================


                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 859547-10-1            13D/A                        Page 4 of 32 Pages

===============================================================================
 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Maverick Entrepreneurs Fund, Ltd.
        75-231945
-------------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [X]
                                                                        (b) [_]
-------------------------------------------------------------------------------
 3      SEC USE ONLY
-------------------------------------------------------------------------------
 4      SOURCE OF FUNDS*

        BK, OO, WC
-------------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                       [_]
-------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        Texas
-------------------------------------------------------------------------------
    NUMBER OF   7      SOLE VOTING POWER
     SHARES
  BENEFICIALLY         300,000
    OWNED BY   ---------------------------------------------------------------
      EACH      8      SHARED VOTING POWER
   REPORTING
  PERSON WITH          0
               ---------------------------------------------------------------
                9      SOLE DISPOSITIVE POWER

                       300,000
               ---------------------------------------------------------------
                10     SHARED DISPOSITIVE POWER

                       0
-------------------------------------------------------------------------------
 11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        300,000
-------------------------------------------------------------------------------
 12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                             [_]
-------------------------------------------------------------------------------
 13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.8%
-------------------------------------------------------------------------------
 14     TYPE OF REPORTING PERSON*

        PN
================================================================================


                    * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 859547-10-1            13D/A                        Page 5 of 32 Pages

         This Schedule 13D/A Amendment No. 27 hereby amends and restates in its entirety the Schedule 13D filed jointly by Sam Wyly, Charles J. Wyly, Jr. and Maverick Entrepreneurs Fund, Ltd. ("Maverick Entrepreneurs" and collectively with Sam Wyly and Charles J. Wyly, Jr., the "Reporting Persons") with respect to the securities of Sterling Software, Inc., a Delaware corporation (the "Company").

Item 1.  Security and Issuer.
         -------------------

         This statement relates to the ownership of common stock, $.10 per share ("Common Stock"), of Sterling Software, Inc., a Delaware corporation. The address of the principal executive office of the Company is 300 Crescent Court, Suite 1200, Dallas, Texas 75201.

Item 2.  Identity and Background.
         -----------------------

         This statement is being filed by Mr. Sam Wyly, Mr. Charles J. Wyly, Jr. and Maverick Entrepreneurs. Maverick Entrepreneurs is a limited partnership of which Sam Wyly and Charles J. Wyly, Jr. are the sole general partners.

         The principal business and office address of each of the Reporting Persons is 300 Crescent Court, Suite 1000, Dallas, Texas 75201. Sam Wyly is principally employed as Chairman of the Board of Directors of each of the Company and Michaels Stores, Inc. Charles J. Wyly, Jr. is principally employed as Vice Chairman of the Board of Directors of each of the Company and Michaels Stores, Inc.

         No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body resulting in subjection to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Sam Wyly and Charles J. Wyly, Jr. is each a citizen of the United States. Maverick Entrepreneurs is a Texas limited partnership.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         The source of funds to hold a portion of the shares of Common Stock beneficially owned by the Reporting Persons is borrowings under revolving lines of credit maintained by (i) the trusts described in Item 5 for which Sam Wyly is trustee (the "Sam Wyly Trusts"), (ii) Tallulah, Ltd., (iii) the trusts described in Item 5 for which Charles J. Wyly, Jr. is trustee (the "Charles Wyly Trusts"),
(iv) Brush Creek, Ltd., and (v) Maverick Entrepreneurs, with each of NationsBank of Texas, N.A. ("NationsBank") and Citibank, N.A. ("Citibank"). See Item 6 below.

         The source of funds to hold a portion of the shares of Common Stock beneficially owned by Maverick Entrepreneurs is borrowings under a loan agreement between Maverick Entrepreneurs and Lehman Brothers Finance S.A. ("Lehman"). See Item 6 below.

         The options described in Item 5 as held by Sam Wyly and Charles J. Wyly, Jr. were granted under stock option plans of the Company.

Item 4.  Purpose of Transaction.
         ----------------------

         The shares of Common Stock acquired by the Reporting Persons were acquired for investment. Depending on market conditions and other factors that they deem material to an investment decision, any of the Reporting Persons may purchase additional shares of Common Stock or may dispose of all or a portion of the shares of Common Stock they now beneficially own or may hereafter acquire. Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a)-(b) Sam Wyly beneficially owns 2,599,179 shares, or approximately 6.4%, of the Common Stock of the Company. Sam Wyly beneficially owns (i) 1,800,000 of such shares by virtue of his ownership of options to purchase Common Stock, (ii) 138,612 of such shares in his capacity as the sole general partner of Tallulah, Ltd., (iii) 300,000 of such shares in his capacity as a general partner of Maverick Entrepreneurs, (iv) 2,214 of such shares held for his benefit pursuant to the Sterling Software, Inc. Savings and Security Plan (the "Savings Plan"), and (v) an aggregate of 358,353 of such shares in his capacity as the sole trustee of the Sam Wyly Trusts listed below:

CUSIP NO. 859547-10-1            13D/A                        Page 6 of 32 Pages

                                                 Number of Shares
              Name of Trust                     Beneficially Owned
              -------------                     ------------------

1.  The Christiana Parker Wyly Trust                   34,890
2.  The Andrew David Sparrow Wyly Trust                34,890
3.  The Laurie L. Wyly Revocable Trust                 97,624
4.  The Lisa Wyly Revocable Trust                      95,425
5.  The Kelly Wyly Elliot Trust                        95,524

         Sam Wyly possesses sole voting power with respect to 499,179 shares of Common Stock, sole dispositive power with respect to 2,299,179 shares of Common Stock and shared voting and shared dispositive power with respect to 300,000 shares of Common Stock held by Maverick Entrepreneurs.

         Charles J. Wyly, Jr. beneficially owns 1,900,833 shares, or approximately 4.8%, of the Common Stock of the Company. Charles J. Wyly, Jr. beneficially owns (i) 900,000 of such shares by virtue of his ownership of options to purchase Common Stock, (ii) 256,574 of such shares in his capacity as the sole general partner of Brush Creek, Ltd., (iii) 300,000 of such shares in his capacity as a general partner of Maverick Entrepreneurs, (iv) 2,560 of such shares held for his benefit pursuant to the Savings Plan, and (v) an aggregate of 441,699 of such shares as the sole trustee of the Charles Wyly Trusts listed below:


                                                 Number of Shares
           Name of Trust                        Beneficially Owned
           -------------                        ------------------

1.  The Martha Caroline Wyly Trust                    110,425
2.  The Charles J. Wyly, III Trust                    110,425
3.  The Emily Ann Wyly Trust                          110,424
4.  The Jennifer Lynn Wyly Trust                      110,425

         Charles J. Wyly, Jr. possesses sole voting power with respect to 700,833 shares of Common Stock, sole dispositive power with respect to 1,600,833 shares of Common Stock and shared voting and shared dispositive power with respect to 300,000 shares of Common Stock held by Maverick Entrepreneurs.

         Maverick Entrepreneurs beneficially owns and possesses sole voting and sole dispositive power with respect to 300,000 shares, or approximately 0.8%, of Common Stock of the Company.

         The Reporting Persons as a group beneficially own an aggregate of 4,200,012 shares of Common Stock, or approximately 10.2%, of the Common Stock of the Company. The Reporting Persons as a group possess sole voting power with respect to 1,500,012 shares of Common Stock and sole dispositive power with respect to 4,200,012 shares of Common Stock.

         (c) On March 31, 1997, Sam Wyly was granted options to purchase an aggregate of 200,000 shares of Common Stock at an exercise price of $27.25 per share, which options will become exercisable on June 29, 1997. As a result, Sam Wyly is deemed to have become the beneficial owner of an additional 200,000 shares of Common Stock on April 30, 1997.

         On March 31, 1997, Charles J. Wyly, Jr. was granted options to purchase an aggregate of 100,000 shares of Common Stock at an exercise price of $27.25 per share, which options will become exercisable on June 29, 1997. As a result, Charles J. Wyly, Jr. is deemed to have become the beneficial owner of an additional 100,000 shares of Common Stock on April 30, 1997.

         Except as otherwise reflected in this Item 5, no transactions in the Common Stock were effected by the Reporting Persons during the last 60 days or since the most recent filing on Schedule 13D, whichever is less.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock deemed to be beneficially owned by the Reporting Persons.

         (e)       Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

         On February 23, 1995, Maverick Entrepreneurs entered into an agreement, as amended on August 30, 1995, with Lehman providing for loans to Maverick Entrepreneurs from time to time (the "Lehman Agreement"). In connection with the Lehman Agreement, Maverick Entrepreneurs entered into various security documents, as amended, (the "Security Documents") provided for in the Lehman Agreement. Included in the Security Documents are documents that provide, in general, that: (i) with respect to an aggregate of 300,000 shares of Common Stock, if the market price of such shares of Common Stock on or before February 23, 1998, is less than $40.491, then Lehman, upon the request of Maverick Entrepreneurs, will pay to Maverick Entrepreneurs the difference between such market price and such specified amount at the time of such request, and if the market price on February 23, 1998, is greater than $70.00, Maverick Entrepreneurs will, on that date, pay to Lehman the difference between such market price and such

CUSIP NO. 859547-10-1            13D/A                        Page 7 of 32 Pages

specified amount; and (ii) Maverick Entrepreneurs is required to pledge such rights and an aggregate of 300,000 shares of Common Stock to secure its obligations under the Security Documents.

         Each of (i) the Sam Wyly Trusts and Tallulah, Ltd., (ii) the Charles Wyly Trusts and Brush Creek, Ltd., and (iii) Maverick Entrepreneurs maintains separate revolving lines of credit with NationsBank (collectively, the "NationsBank Credit Facilities"). The obligations of each borrower to repay advances made under its NationsBank Credit Facilities are several, full-recourse obligations that are secured by the pledge of shares of Common Stock beneficially owned by the Reporting Persons as well as other securities. Each advance under a NationsBank Credit Facility bears interest at NationsBank's prime rate or at a floating rate, as elected by the borrower. Sam Wyly and Charles J. Wyly, Jr. have each guaranteed the obligations of Maverick Entrepreneurs under its NationsBank Credit Facility. The NationsBank Credit Facilities were amended and restated effective as of November 22, 1996 to provide that all amounts outstanding under the NationsBank Credit Facilities mature on November 22, 1998.

         Each of (i) Tallulah, Ltd., (ii) Brush Creek, Ltd., (iii) the Sam Wyly Trusts, and (iv) the Charles J. Wyly, Jr. Trusts also maintains a separate revolving line of credit with Citibank (collectively, the "Citibank Credit Facilities"). The obligations of each borrower to repay advances made under its Citibank Credit Facility are full-recourse obligations that are secured by the borrower's pledge of certain shares of Common Stock beneficially owned by the Reporting Persons, as well as other securities and assets. Each advance under a Citibank Credit Facility bears interest at a rate of Citibank's announced base rate, plus 1.0%, or at a Eurodollar-based rate, minus 1.0%, as elected by the borrower. Sam Wyly and Charles J. Wyly, Jr. have guaranteed the obligations of Tallulah, Ltd. and Brush Creek, Ltd., respectively, under the applicable Citibank Credit Facility, and certain of the beneficiaries of each of the Sam Wyly Trusts, and the Charles J. Wyly Trusts, have guaranteed the obligations of the respective trusts under the applicable Citibank Credit Facility. The Citibank Credit Facilities were amended effective as of December 16, 1996 to provide that all amounts outstanding under the Citibank Credit Facilities will mature on January 31, 1998.

         The foregoing descriptions of the agreements relating to the Lehman Agreement, the Security Documents, the NationsBank Credit Facilities and the Citibank Credit Facilities are qualified in their entirety by reference to such agreements, copies of which have been filed as exhibits to this Schedule 13D and are incorporated herein by reference.


Item 7.    Material to be Filed as Exhibits.
           --------------------------------
           Exhibit 1.*    Agreement pursuant to Rule 13d-1(f)(1)(iii).

           Exhibit 2.1    Form of Loan Agreement dated as of February 23,
                          1995 between Maverick Entrepreneurs Fund, Ltd. and
                          Lehman Brothers Finance S.A., including Form of
                          Promissory Note. (Previously filed as Exhibit 2 to Amendment No. 21 to this Schedule 13D.)

           Exhibit 2.2    Form of Amendment Agreement dated as of August 30,
                          1995, between Maverick Entrepreneurs Fund, Ltd., and Lehman Brothers Finance S.A., including Form of Promissory Note. (Previously filed as Exhibit
                          7 to Amendment No. 24 to this Schedule 13D.)

           Exhibit 3.     Form of Guarantee of Lehman Brothers Holdings Inc.
                          (Previously filed as Exhibit 5 to Amendment No. 21 to this Schedule 13D.)

           Exhibit 4.     Form of Pledge Agreement, dated as of February 23,
                          1995, between Maverick Entrepreneurs Fund, Ltd.
                          and Lehman Brothers Finance S.A. (Previously filed as Exhibit 6 to Amendment No. 21 to this
                          Schedule 13D.)

           Exhibit 5.1 Revised Option Transaction dated August 30, 1995, between Maverick Entrepreneurs Fund, Ltd., and
                          Lehman Brothers Finance S.A.  (Previously filed as
                          Exhibit 8 to Amendment No. 24 to this Schedule
                          13D.)

           Exhibit 5.2 Revised Option Transaction dated August 30, 1995, between Maverick Entrepreneurs Fund, Ltd., and
                          Lehman Brothers Finance S.A.  (Previously filed as
                          Exhibit 9 to Amendment No. 24 to this Schedule
                          13D.)

           Exhibit 6.*    Form of Amended and Restated Loan Agreement, dated
                          November 22, 1996, among NationsBank and each of
                          (i) Sam Wyly Trusts and Tallulah, Ltd.; (ii) the
                          Charles Wyly Trusts and Brush Creek Limited; and
                          (iii) Maverick Entrepreneurs Fund, Ltd.

           Exhibit 7. Form of Pledge Agreement, dated November 22, 1994, between NationsBank and each of (i) Tallulah, Ltd.; (ii) the Sam Wyly Trusts; (iii) Brush Creek,
                          Ltd.; (iv) the Charles Wyly Trusts; and (v)
                          Maverick Entrepreneurs Fund, Ltd. (Previously filed as Exhibit 3 to Amendment No. 26 to this
                          Schedule 13D.)

------------------------------
*   Filed herewith.

CUSIP NO. 859547-10-1            13D/A                        Page 8 of 32 Pages

           Exhibit 8.     Form of Collateral Maintenance Agreement, dated
                          November 22, 1994, between NationsBank and each of
                          (i) Tallulah, Ltd.; (ii) the Sam Wyly Trusts;
                          (iii) Brush Creek, Ltd.; (iv) the Charles Wyly
                          Trusts; and (v) Maverick Entrepreneurs Fund, Ltd.
                          (Previously filed as Exhibit 4 to Amendment No. 26 to this Schedule 13D.)

           Exhibit 9.     Guaranty, executed as of November 22, 1994, by
                          Tallulah, Ltd., the Sam Wyly Trusts, Brush Creek,
                          Ltd., the Charles Wyly Trusts, and Evan Wyly, in favor of NationsBank. (Previously filed as Exhibit 5 to Amendment No. 26 to this Schedule
                          13D.)

           Exhibit 10.1   Form of Credit Agreement, dated as of December 16,
                          1994, as amended, between Citibank and each of (i)
                          Tallulah, Ltd.; (ii) the Sam Wyly Trusts; (iii)
                          Brush Creek, Ltd.; and (iv) the Charles Wyly
                          Trusts.  (Previously filed as Exhibit 6 to
                          Amendment No. 26 to this Schedule 13D.)

           Exhibit 10.2* Form of Second Amendment to Credit Agreement, dated as of December 16, 1996, between Citibank and each of (i) Tallulah, Ltd.; (ii) the Sam Wyly
                          Trusts; (iii) Brush Creek, Ltd; and (iv) the
                          Charles Wyly Trusts.

           Exhibit 11.1   Form of Pledge Agreement, dated as of December 16,
                          1994, as amended, between Citibank and each of (i)
                          Tallulah, Ltd.; (ii) the Sam Wyly Trusts; (iii)
                          Brush Creek, Ltd.; and (iv) the Charles Wyly
                          Trusts.  (Previously filed as Exhibit 7 to
                          Amendment No. 26 to this Schedule 13D.)

           Exhibit 11.2* Form of Third Amendment to Pledge Agreement, dated as of December 16, 1996, between Citibank and each of (i) Tallulah, Ltd.; (ii) the Sam Wyly Trusts;
                          (iii) Brush Creek, Ltd.; and (iv) the Charles Wyly
                          Trusts.

           Exhibit 12.    Form of Guaranty Agreement, dated as of December
                          16, 1994, in favor of Citibank by (i) the general partner of Tallulah, Ltd.; (ii) the general partner of Brush Creek, Ltd.; and (iii) certain of the beneficiaries of each of the Sam Wyly Trusts and the Charles Wyly Trusts. (Previously filed as Exhibit 8 to Amendment No. 26 to this Schedule
                          13D.)

           Exhibit 13.* Form of Amended and Restated Promissory Note, dated as of December 16, 1996, between Citibank and each of (i) Tallulah, Ltd.; (ii) the Sam Wyly
                          Trusts; (iii) Brush Creek, Ltd.; and (iv) the
                          Charles Wyly Trusts.

------------------------------
*   Filed herewith.

CUSIP NO. 859547-10-1            13D/A                        Page 9 of 32 Pages

                                   SIGNATURES

         After reasonable inquiry, and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date:  April 30, 1997         /s/ SAM WYLY
                              -------------------------------------------------
                              Sam Wyly



                              /s/ CHARLES J. WYLY, JR.
                              -------------------------------------------------
                              Charles J. Wyly, Jr.


                              MAVERICK ENTREPRENEURS FUND, LTD.



                              By:  /s/ SAM WYLY
                                 ----------------------------------------------
                                 Sam Wyly, General Partner



                              By:  /s/ CHARLES J. WYLY, JR.
                                 ----------------------------------------------
                                 Charles J. Wyly, Jr., General Partner

CUSIP NO. 859547-10-1            13D/A                       Page 10 of 32 Pages

                                 EXHIBIT INDEX


Exhibit No.
-----------
       1.*   Agreement pursuant to Rule 13d-1(f)(1)(iii).

       2.1   Form of Loan Agreement dated as of February 23, 1995 between
             Maverick Entrepreneurs Fund, Ltd. and Lehman Brothers Finance
             S.A., including Form of Promissory Note.  (Previously filed as
             Exhibit 2 to Amendment No. 21 to this Schedule 13D.)

       2.2   Form of Amendment Agreement dated as of August 30, 1995, between
             Maverick Entrepreneurs Fund, Ltd., and Lehman Brothers Finance
             S.A., including Form of Promissory Note.  (Previously filed as
             Exhibit 7 to Amendment No. 24 to this Schedule 13D.)

       3. Form of Guarantee of Lehman Brothers Holdings Inc. (Previously filed as Exhibit 5 to Amendment No. 21 to this Schedule 13D.)

       4.    Form of Pledge Agreement, dated as of February 23, 1995, between
             Maverick Entrepreneurs Fund, Ltd. and Lehman Brothers Finance S.A.
             (Previously filed as Exhibit 6 to Amendment No. 21 to this
             Schedule 13D.)

       5.1   Revised Option Transaction dated August 30, 1995, between Maverick
             Entrepreneurs Fund, Ltd., and Lehman Brothers Finance S.A.
             (Previously filed as Exhibit 8 to Amendment No. 24 to this
             Schedule 13D.)

       5.2   Revised Option Transaction dated August 30, 1995, between Maverick
             Entrepreneurs Fund, Ltd., and Lehman Brothers Finance S.A.
             (Previously filed as Exhibit 9 to Amendment No. 24 to this
             Schedule 13D.)

       6.*   Form of Amended and Restated Loan Agreement, dated November 22,
             1996, among NationsBank and each of (i) Sam Wyly Trusts and
             Tallulah, Ltd.; (ii) the Charles Wyly Trusts and Brush Creek
             Limited; and (iii) Maverick Entrepreneurs Fund, Ltd.

       7.    Form of Pledge Agreement, dated November 22, 1994, between
             NationsBank and each of (i) Tallulah, Ltd.; (ii) the Sam Wyly
             Trusts; (iii) Brush Creek, Ltd.; (iv) the Charles Wyly Trusts; and
             (v) Maverick Entrepreneurs Fund, Ltd.  (Previously filed as
             Exhibit 3 to Amendment No. 26 to this Schedule 13D.)

       8. Form of Collateral Maintenance Agreement, dated November 22, 1994, between NationsBank and each of (i) Tallulah, Ltd.; (ii) the Sam
             Wyly Trusts; (iii) Brush Creek, Ltd.; (iv) the Charles Wyly
             Trusts; and (v) Maverick Entrepreneurs Fund, Ltd. (Previously filed as Exhibit 4 to Amendment No. 26 to this Schedule 13D.)

       9.    Guaranty, executed as of November 22, 1994, by Tallulah, Ltd., the
             Sam Wyly Trusts, Brush Creek, Ltd., the Charles Wyly Trusts, and
             Evan Wyly, in favor of NationsBank.  (Previously filed as Exhibit
             5 to Amendment No. 26 to this Schedule 13D.)

       10.1 Form of Credit Agreement, dated as of December 16, 1994, as amended, between Citibank and each of (i) Tallulah, Ltd.; (ii) the Sam Wyly Trusts; (iii) Brush Creek, Ltd.; and (iv) the Charles
             Wyly Trusts. (Previously filed as Exhibit 6 to Amendment No. 26 to this Schedule 13D.)

       10.2* Form of Second Amendment to Credit Agreement, dated as of December
             16, 1996, between Citibank and each of (i) Tallulah, Ltd.; (ii) the Sam Wyly Trusts; (iii) Brush Creek, Ltd; and (iv) the Charles
             Wyly Trusts.

       11.1 Form of Pledge Agreement, dated as of December 16, 1994, as amended, between Citibank and each of (i) Tallulah, Ltd.; (ii) the Sam Wyly Trusts; (iii) Brush Creek, Ltd.; and (iv) the Charles
             Wyly Trusts. (Previously filed as Exhibit 7 to Amendment No. 26 to this Schedule 13D.)

       11.2* Form of Third Amendment to Pledge Agreement, dated as of December
             16, 1996, between Citibank and each of (i) Tallulah, Ltd.; (ii) the Sam Wyly Trusts; (iii) Brush Creek, Ltd.; and (iv) the Charles
             Wyly Trusts.

       12. Form of Guaranty Agreement, dated as of December 16, 1994, in favor of Citibank by (i) the general partner of Tallulah, Ltd.;
             (ii) the general partner of Brush Creek, Ltd.; and (iii) certain of the beneficiaries of each of the Sam Wyly Trusts and the Charles Wyly Trusts. (Previously filed as Exhibit 8 to Amendment
             No. 26 to this Schedule 13D.)

       13.*  Form of Amended and Restated Promissory Note, dated as of December
             16, 1996, between Citibank and each of (i) Tallulah, Ltd.; (ii) the Sam Wyly Trusts; (iii) Brush Creek, Ltd.; and (iv) the Charles
             Wyly Trusts.

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*   Filed herewith.